SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 14, 2011
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director

Notice of the 29th Annual General Meeting

of Shareholders

*	To be presented at the meeting

Notice of the Annual General Meeting of Shareholders

February 11, 2011

To our Shareholders,

KT will hold an Annual General Meeting of Shareholders on March 11, 2011 as described below.

At the Annual General Meeting, four items will be reported, including the Business Report for the 29th fiscal year, and six items will be resolved, including the approval of financial statements.

Shareholders holding KT’s common shares as of December 31, 2010 will be entitled to vote at the 29th Annual General Meeting of Shareholders.

I look forward to your participation.

/s/ Suk Chae Lee
Suk Chae Lee
Chief Executive Officer

•	Date and Time: Friday, March 11, 2011 10:00 a.m. (local time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at

       17 Woomyun-dong, Seocho-gu, Seoul, Korea

•	Record Date : December 31, 2010

Matters to be Reported

Business Report for the 29th Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval of Financial Statement), KT’s 29th annual report is as follows.

KT revenue was recorded at KRW 20,234 billion in 2010, representing an increase of 27% year-on-year. Such a high revenue growth rate in 2010 was mainly due to KT’s acquisition of KTF in June 2009. However, KT’s 2010 revenue increased 6.7% year-on-year even when compared to the proforma revenue of 2009, thanks to the explosive growth of our or KT’s mobile data business. Operating profit was recorded at KRW 2,053 billion, representing an increase of 236% year-on-year, due to the base effect of one-time expense - voluntary Early Retirement Program introduced in December 2009.

Net income was recorded at KRW 1,172 billion, representing an increase of 15% year-on-year.

Please refer to pages 14 and 15 for further details of business performances.

Report on Standards and Method of Payment on Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Payment for Directors) of KT’s Articles of Incorporation, the criteria used to determine the remuneration for executive directors and the method of payment are reported as follows.

* Definition of terms

Executive Directors means Inside Directors (Standing Directors)

Non-executive Independent Directors means Outside Directors

• Key Points of Executives Compensation Program

KT’s Executive Compensation program is designed to reward both our management’s short and long-term performances. The company believes it is important to maintain a balanced incentive program that encourages taking risks for short-term performance and also company’s long-term value enhancement. KT has an Evaluation and Compensation Committee, which dictates annual goals and conducts performance appraisal of KT’s management. The Evaluation and Compensation Committee is comprised of only Non-executive Independent Directors in order to maintain objectivity and fairness to our compensation program. In an effort to guarantee transparency of our executive compensation program, both the performance appraisals and the compensation amounts are reported to our shareholders at the Annual General Meeting of Shareholders.

KT is one of a few companies in Korea that discloses its standards and method of payment on remuneration of directors. The standards and method of payment on remuneration is reported at the Annual General Meeting of Shareholders each year pursuant to provision of KT’s Articles of Incorporation.

• Executives Compensation Components

The remuneration for executive directors consists of annual base salary, short-term performance based incentives, long-term performance based incentives, severance payment and allowance.

The annual base salary shall be paid on a monthly basis at an amount equivalent to one-twelfth of the annual base salary.

The amount short-term performance based incentives - offered in cash - are in accordance with each director’s performance evaluation as appraised by the Evaluation and Compensation Committee. Specific payment schemes of short-term incentives are as follows;

•	CEO’s incentive: 0~250% of annual base salary

•	Executive Directors’ incentives (excluding CEO): 0~150% of annual base salary

The amounts of long-term performance-based incentives - offered in the form of stock grant, with a lock up period of two years - are in accordance with TSR (Total Shareholder’s Return). Specific payment schemes of long-term incentives are as follows;

•	CEO’s incentive: 0~400% of annual base salary

•	Executive Directors’ incentives (excluding CEO): 0~97% of annual base salary

Severance payment is calculated using the following formulas, which should be approved at the shareholders’ meeting.

•	CEO: (average monthly salary) x (number of years in service) x (5)

•	Executive Directors(excluding CEO): (average monthly salary) x (number of years in service) x (3)

As for the allowance, unfixed amount of cash are paid to Executive Directors depending on their activities to execute their duties.

The total amount of compensation will be within the Limit on Remuneration of Directors approved at the 2011 Annual General Meeting of Shareholders. The Limit on Remuneration of Directors is in the Agenda Item No. 5, and is required to be approved at this Annual General Meeting of Shareholders.

• Performance Appraisal Elements

The Performance appraisal process begins with the setting of annual goals by the Evaluation and Compensation Committee. Annual goals are set forth in alignment with the overall company goals and the ultimate goal of value enhancement. Short-term performance and long-term goals are set separately in a balanced manner.

Short-term performance

KT’s annual goals are composed of quantitative goals and qualitative goals. These quantitative and qualitative goals are designed for balanced achievement of short-term improvement of company’s profitability and long-term enhancement of company’s competitiveness. Usually, quantitative goals are related to financial and operational performances whereas qualitative goals are focused on achieving operational and strategic goals. For the annual performance appraisal, variously weighted Key Performance Index (KPI) are set and assessed. The following table summarizes the KPI for CEO’s short-term performance appraisal in 2010.

	Annual KPI	Weight
	Revenue	20
Quantitative	Revenue of strategic businesses	10
KPI	Operating Profit	20
	KT Group EBITDA	15
Qualitative	Strengthen business competitiveness • secure convergence leadership • strengthen brand power • enhance customer satisfaction	20
KPI	Implement management innovation • productivity enhancement • subsidiaries’ management innovation • collaboration with suppliers and other parties	15

Total		100

*	No incentive payment if scored below 70

The Evaluation and Compensation Committee is reviewing company’s performance in 2010, and will report the evaluation results at the Annual General Shareholders’ Meeting on March 11, 2011.

Long-term performance

Long-term performance incentives are provided to reward the management’s contribution in enhancing long-term financial and operational progress. Long-term performance based incentives are offered in accordance with TSR (Total Shareholder Return), which are calculated by the relative performance of KT’s TSR against KOSPI and other domestic telecommunication service providers. The following illustrates the formula for the computation of TSR.

•	TSR = Share Price Return + Shareholders Return (Dividend and Share Retirement)

•	TSR Goal = 100 + {KT’s TSR – (Domestic Telco’s TSR x 80% + KOSPI TSR x 20%)}

No long-term incentive will be offered if TSR scored below 85.

• Compensation for Non-executive Independent Directors

Up until February 2010, KT had no incentive based compensation program for Non-executive Independent Directors. Instead fixed amount of compensation was paid to Non-executive Independent Directors as allowance for any expenses occurred in the execution of their duties. However, the BOD introduced a new compensation program for Non-executive Independent Directors from March 2010, which consists of cash and stock grant at a ratio of 3 to 1, where stock grant requires three years of lock-up period. Though cash remuneration has decreased, the total compensation amount including stock grant has increased by 10%. The total remuneration for Non-executive Independent Directors for 2010 was recorded at KRW 480 million. The stock grant will be offered in 2011.

• Summary of Management Performance Results and Total Executive Compensation

1) Summary of Total Executive Compensation

	(KRW billions)
Year	Executive Directors (3 persons)		Non-executive Independent Directors (8 persons)		Total (11 persons)
	Total	Average	Total	Average
2009	3.7	1.2	0.4	0.06	4.1
2010(E)	4.7	1.6	0.5	0.06	5.2

*	The number of Non-executive Independent Directors in 2009 was 7.

2) Comparison between Total Compensation and Limit on Remuneration approved at Annual General Shareholders’ Meeting

	(KRW billions)
Year	Total Compensation(A)	Limit on Remuneration(B)	Payment Ratio(A/B)
2009	4.1	4.5	91%
2010(E)	5.3	6.5	82%

The Limit on Remuneration of Directors is based on the Director’s salary, short-term & long-term performance based incentives, expected severance payment and allowance. The actual total compensation depends on the performance appraisal of Directors and whether Directors resign during the year.

The limit on remuneration of Directors for the year 2011 was proposed at the BOD meeting (excluding Executive Directors) on February 10, 2011 under the same assumptions described above. Information regarding the Limit on Remuneration of Directors for the year 2011 is described in Agenda Item No.5.

• Share Ownership of Directors

All of KT’s Executive Directors currently own KT shares. Executive Directors purchased KT shares from the market individually. Moreover, they were rewarded with stock grants according to their management performance of the year 2009 with a lock up period of 2 years.

The following table shows Executive Directors’ KT share ownership as of February 10, 2011.

Name	Title	Number of Shares	Method of Purchase
Suk Chae Lee	CEO	2,157	Purchase from the market
		14,087	Stock grant
		Total : 16,244
Sang Hoon Lee	Executive Director	6,769	Purchase from the market
		2,547	Stock grant
		Total : 9,316
Hyun Myung Pyo	Executive Director	720	Purchase from the market
		1,793	Stock grant
		Total : 2,513

Matters Requiring Resolution

General Information for Voting

• Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2010. As of the record date, the number of KT’s total shares issued was 261,111,808 shares and the number of common shares entitled to exercise voting rights (excluding treasury shares and shares held by an affiliate company) was 243,212,590 shares.

• Method of Resolution

Pursuant to the provisions of the Korean Commercial Code, Agenda Item No.1, 3, 4, 5 and 6 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda Item No. 2 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

• Limit on Exercising Voting Rights Regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of audit committee(Agenda Item No. 4). Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,296,378 shares) are not entitled to any voting rights exceeding the “3% limit”.

Agenda Item No. 1

Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 29th Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of financial statements for the 29th fiscal year is requested.

BALANCE SHEET

As of December 31, 2010 and 2009

(Unit: 100 million KRW)
Description	2010	2009
	Amount	Amount
Current Assets	61,118	64,746
• Quick Assets	55,524	58,678
• Inventories	5,594	6,068
Non-current Assets	179,892	178,679
• Investments	15,106	12,747
• Tangible Assets	139,479	142,038
• Intangible Assets	11,380	12,066
• Other Non-current Assets	13,927	11,828
Total Assets	241,010	243,425

Current Liabilities	61,128	56,843
Long-term Liabilities	69,473	82,599
Total Liabilities	130,601	139,442

Capital Stock	15,645	15,645
Capital Surplus	14,498	14,486
Capital Adjustment	-12,625	-21,657
Accumulated Other Comprehensive Income	-827	-445
Retained Earnings	93,718	95,954
Total Stockholders’ Equity	110,409	103,983
Total Liabilities and Stockholders’ Equity	241,010	243,425

INCOME STATEMENT

For the Years Ended December 31, 2010 and 2009

(Unit: 100 million KRW)
Description	2010	2009
	Amount	Amount
Operating Income	202,335	159,062

• Wireless	110,665	64,381
• Telephone	43,924	48,921
• Internet	27,351	25,787
• Others	20,395	19,973

Operating Expenses	181,802	152,946

• Salaries and Provisions for Retirement and Severance Payment	23,519	34,221
• Commissions	13,548	10,867
• Cost of Goods Sold and Sales & Administrative Cost	72,842	45,198
• Cost of Service and Interconnection Cost	23,234	20,531
• Depreciation	29,144	26,365
• Other expenses	19,515	15,764

Operating Profit	20,533	6,116

Non-operating Income	5,731	8,843

Non-operating Expenses	11,094	9,397

Income Tax Expenses	3,451	397

Net Income for the Year	11,719	5,165

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

For the Years Ended December 31, 2010 and 2009

(Unit: 100 million KRW)
Description	2010	2009
	Amount	Amount
I. Retained Earnings before Appropriations	39,400	40,569

• Unappropriated Retained Earnings Carried over from Prior Years	27,865	40,493
• Share Retirement	—	-5,089
• Others	-184	—
• Net Income	11,719	5,165

II. Transfer from Voluntary Reserves	—	1,067

• Reserve for R&D Human Resource Development	—	1,067

III. Distributable Retained Earnings (I+II)	39,400	41,636

IV. Appropriation of Retained Earnings	8,483	13,771

• Loss on disposition of Treasury Stock
• Reserve for R&D	3	8,907
• Dividends(Cash Dividends)	2,618	—
(Current year: 2,410 KRW per share; Previous year: 2,000 KRW per share)	5,862	4,864

V. Unappropriated Retained Earnings to be Carried over forward to Subsequent Year (III-IV)	30,917	27,865

Agenda No. 2

Amendment of Articles of Incorporation

Pursuant to Article 433 of the Commercial Code (Method of Amendment of Articles of Incorporation), approval of the following amendment of the Articles of Incorporation is requested.

The proposed amendment and the reasons for the amendment are as follows:

• Business Purpose

KT proposes amendment of Article 2 (Purpose) of the Articles of Incorporation (“AOI”). KT’s proposal for amendment includes addition of two businesses and deletion of one business. KT proposes addition of ‘Health Bioinformatics Business’ and ‘Manufacture of Communication Equipment, device or facilities for military purpose’ deletion of ‘Insurance Agency Business’ from AOI.

<Addition> Health Bioinformatics Business

Health Bioinformatics - an area that integrates IT with genetic data information sequencing, computation, accumulation, and application - would offer new knowledge, information and solution to medical, pharmaceutical industries. This newly emerging industry is expected to create 200 trillion won market in the future. Health Bioinformatics require massive data processing and storage capacity. For instance, genetic data records would increase exponentially and by 2015, the data created is estimated to be around 7,000PB(PetaByte). Therefore KT believes Health Bioinformatics Business would offer new growth potentials as KT’s initiatives in cloud computing would allow processing of such massive data. KT’s cloud computing technology has recently earned recognition from the world’s renowned cloud computing assessment organization, “Cloud Harmony”. KT would be able to offer optimized services. This addition of business would not only support Korea’s health bioinformatics industry but could also help to make KT become global ICT Company.

<Addition> Manufacture of Communication Equipment, Device or Facilities for Military Purpose

With military weapon advancements, Korea’s military telecommunication system has also advanced from simple network setup to more of a turn-key technology program which integrates telecommunication network to core military equipments. For KT to expand its business into this area, military telecommunication manufacturing license is crucial. This is why KT proposes the article amendment. KT would not be involved with stand-alone direct manufacturing activities but would manufacture telecommunication equipment through OEM to offer turn-key service, which requires license.

<Deletion> Insurance Agency Business

Insurance Agency Business was originally included in KTF’s AOI and has been transferred to KT’s AOI when KT acquired KTF in 2009. However, KT has neither applied for insurance agency license nor conducted any related business. On top of that, KT’s current electronic financial business could have conflict of interests with insurance agency business. This conflict was also mentioned by Financial Supervisory Service (“FSS”), and FSS has recommended KT to settle the matter. Thus, KT proposes ‘Insurance agency business’ to be deleted from KT’s AOI.

• Comparison between the Articles of Incorporation before and after amendments:

Before Amendment	After Amendment

Article 2. (Purpose)

The objective of KT is to engage in the following business activities:

1. ~ 20.(Omitted)

21. Insurance agency business

22. (Omitted)

23. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

Article 2. (Purpose)

The objective of KT is to engage in the following business activities:

1. ~ 20.(Omitted)

21. (Deleted)

22.(Omitted)

23. Health Bioinformatics business

24. Manufacturing business for military telecommunication equipment

25. Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

Agenda Item No. 3

Election of Directors

Pursuant to Article 382 of the Commercial Code (Election and Relationship with Company) and Articles 25 (Election of the Representative Director and Directors) of the Articles of Incorporation of KT, approval of the election of director is requested.

At the 29th Annual General Meeting of Shareholders, two Executive Directors and two Non-executive Independent Directors shall be elected. Mr. Suk Chae Lee, the CEO and President of KT nominated two Executive Director Candidates with the consent of the Board of Directors, and the Non-executive Independent Director Nominating Committee has recommended two Non-executive Independent Director candidates.

Biographies of the candidates are as follows.

<Agenda Item No. 3-1, Executive Director Candidate > Sang Hoon Lee

•

Reason for recommendation: As the president of Enterprise Customer Group for two years, he has built foundation for business development. Especially in 2010, the revenue increased 400bn won YoY and he has been evaluated as the leader to enhance further business growth.

•	Date of birth: January 24, 1955

•	Person nominating said candidate: CEO and President (with the consent of board of directors)

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 11, 2011 to the 30th Annual General Meeting of Shareholders (one year)

•	Present occupation: CIC President, Head of Enterprise Customer Group, KT

•	Education

• 1984	Ph. D., in Electrical Engineering, Department of Systems Engineering, University of Pennsylvania, U.S.A.

• 1982	M.S. in Electrical Engineering, Department of Systems Engineering, University of Pennsylvania

• 1978	B.S. in Department of Electrical Engineering, Seoul National University, Korea

•	Professional associations

• 2009 - present	President, Enterprise Customer Group,KT

• 2000 - 2008	Executive Vice President, Research & Development Group, KT

• 2000 - Present	Chairman, Telecommunications Technology Association Assembly

• 2000 - Present	Chairman, VoIP Forum in Korea

• 1996 - 2000	Vice President, Telecommunication Networks Laboratory, KT

• 1991 - 1996	Director, Network Architecture Research Division, Telecommunication Networks Laboratory, KT

• 1984 - 1991	Member of Technical Staff, Applied Research, Bell Communications Research

• 1981 - 1984	Research Assistant, Moore School of Electrical Engineering, University of Pennsylvania, USA

<Agenda Item No. 3-2, Executive Director Candidate> Hyun Myung Pyo

•

Reason for recommendation: He has contributed immensely in changing the stagnant mobile industry which used to focus on voice-oriented feature phone into smartphones with increased data demands. He is considered as the leader to promote further growth of the mobile industry.

•	Date of birth: October 21, 1958

•	Person nominating said candidate: CEO and President (with the consent of Board of Directors)

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 11, 2011 to the 30th Annual General Meeting of Shareholders (one year)

•	Present occupation: CIC President, Head of Personal Customer Group, KT

•	Education

• 1998	Ph.D. in Electrical Engineering, Korea University

• 1983	Master degree in Electrical Engineering, Korea University

• 1981	B.S. in Electrical Engineering, Korea University

•	Professional associations

• 2010 - present	President, Personal Customer Group, KT

• 2009 - 2010	Head of Corporate Center, KT

• 2006 - 2008	Head of WiBro Business Group, KT

• 2007 - 2008	Chairman of Wimax Operators Alliance(WOA)

• 2003 - Present	Vice Chairman, Korea Marketing Club

• 2003- 2006	Senior Executive Vice President, Head of Marketing Group, KTF

• 2002- 2003	Executive Vice President, Strategy Coordinating Office, KTF

• 2000- 2002	Vice President, Management Planning Office, KTF

• 1995- 2000	Senior Research, KT

<Agenda Item No. 3-3, Non-executive Independent Director Candidate>

Hyun Nak Lee

•

Reason for recommendation: An opinion leader with years of experience in mass communication fields, he is expected to support KT’s strategies to enhance KT valuation through improved customer satisfaction. He is an experienced Non-executive Independent Director as he served as both Director and a member of Audit Committee at Samsung Securities from 2006~2009.

•	Date of birth: November 4, 1941

•	Person nominating said candidate: Non-Executive Independent Director

Nominating Committee

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 11, 2011 to the 32nd Annual General Meeting of Shareholders (three years)

•	Present occupation: President/Publisher of Kyeonggi Ilbo Daily

•	Education

• 1997	Advanced Program in Journalism and Mass Communications, Korea University

• 1966	Department of Economics, Seoul National University(BA)

•	Professional associations

• 2008 - Present	President of Kyeonggi Ilbo Daily Chairman of Local Newspaper Association Member of Korea Newspaper Ethics Committee

• 2003 -2009	Outside Director of Samsung Securities Co. Ltd

• 2003- 2008	Named Endowed Chair(Chair Professor) of Journalism, Sejong University

• 1999 - 2002	Executive Director, Chief Editor of Donga Ilbo Daily

• 1984 - 1999	Editor of Economy Desk of Donga Ilbo Daily

<Agenda Item No. 3-4, Non-executive Independent Director Candidate>

Byong Won Bahk

•	Reason for recommendation: As an elite economic civil servant and an financial expert in the macro economy, he has served as the Chairman of Woori Finance Holdings and Woori Bank BOD.

•	Date of birth: September 24, 1952

•	Person nominating said candidate: Non-Executive Independent Director

Nominating Committee

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 11, 2011 to the 32nd Annual General Meeting of Shareholders (three years)

•	Present occupation: Visiting Professor of Seoul National University

•	Education

• 1985	Department of Economics, Washington University (MA)

• 1980	Department of Industrial Engineering , KAIST (MA)

• 1977	Department of Law, Seoul National University (MA)

• 1975	Department of Law, Seoul National University (BA)

•	Professional associations

• 2009 - present	Visiting Professor of Seoul National University

• 2008 - 2009	Presidential Secretary of Economic Affairs (Vice-Minister)

• 2008	Executive member of Institute of International Finance(IIF)

• 2007 - 2008	Chairman of Woori Finance Holdings & Chairman of Woori Bank BOD

• 2005 - 2007	7th Vice-Minister of Ministry of Finance and Economy (Former Ministry of Strategy and Finance)

• 1977 - 1982	Official dealing with Ministry of Foreign Affairs and Board of Unification Affairs, Office of the President

• 1975	Passed Higher Civil servant Examination

øBoard of Directors after AGM

1) BOD Members

Before AGM	After AGM
• Executive Directors)

Suk-Chae Lee(President&CEO)	Suk-Chae Lee(President&CEO)
Sang Hoon Lee	Sang Hoon Lee(to be reelected)
Hyun Myung Pyo	Hyun Myung Pyo(to be reelected)

• Non-Executive Independent Directors

E. Han Kim*	E. Han Kim*
Joon Park*	Choon Ho Lee
Jeong Suk Koh*	Jeung Soo Huh
Choon Ho Lee	Chan Jin Lee
Jeung Soo Huh	Jong Hwan Song
Chan Jin Lee	Hae Bang Chung*
Jong Hwan Song	Hyun Nak Lee (to be elected)
Hae Bang Chung*	Byong Won Bahk(to be elected)

*	Members of Audit Committee

2) Biographies of Current Directors

E. Han Kim
Date of Birth	May 27, 1946
Current Position	Endowed Chair Professor and Director of Financial Research Center, University of Michigan
Percentage of BOD Meeting Attendance	100%
Professional History • Non-executive Independent Director, POSCO • Consultant to World Bank
Joon Park
Date of Birth	October 30, 1954
Current Position	Professor, College of Law, Seoul National University
Percentage of BOD Meeting Attendance	87%
Professional History • Kim&Chang, Seoul, Korea • Foreign Lawyer, Sullivan&Cromwell LLP Law, New York, USA

Jeong Suk Koh
Date of Birth	May 22, 1957
Current Position	President, Ilshin Investment Co., Ltd.
Percentage of BOD Meeting Attendance	100%
Professional History • Consultant, McKinsey&Co. • Teaching Assistant, Massachusetts Institute of Technology

Chun Ho Lee
Date of Birth	July 22, 1945
Current Position	Visiting professor, Political Science and International Relations, Inha University
Percentage of BOD Meeting Attendance	72%
Professional History • Standing representative of DMZ United • Director, Korean Broadcasting System

Jeung Soo Huh
Date of Birth	June 10, 1960
Current Position	Professor, Dept. of Materials Science and Metallurgy, Kyungpook National University, Korea
Percentage of BOD Meeting Attendance	87%
Professional History • Director of Publication Committee, Korean Materials and Metals • Director, National Research Lab (Environmental Gas Monitoring) Ministry of Science and Technology, Korea

Chan Jin Lee
Date of Birth	October 25, 1965
Current Position	President of DreamWiz, Inc.
Percentage of BOD Meeting Attendance	100%

Professional History

•	Founder and President of Touch Connect, Inc.

•	Outside Director, Dacom Co, Ltd.

•	Founder and President of Hangul and Computer, Inc

Jong Hwan Song
Date of Birth	September 5, 1944
Current Position	Visiting Professor, Myungji University
Percentage of BOD Meeting Attendance	100%

Professional History

•	Minister, Embassy of the Republic of Korea in Washington D.C.

•	Minister, Permanent Mission of the Republic of Korea to the United Nations

•	Official dealing with Ministry of Foreign Affairs and Board of Unification Affairs, Office of the President

Hae Bang Chung
Date of Birth	September 1, 1950
Current Position	Professor, Law School, Konkuk University
Percentage of BOD Meeting Attendance	96%

Professional History

•	Vice Minister of Planning and Budget

•	Deputy Minister, Ministry of Planning and Budget

•	Passed Higher Civil servant Examination

*	Percentage of BOD Meeting attendance is from 2010 to Present
**	Biographies of newly elected Directors are at pages 21 and 22

3) Tenure Status of Board of Directors

	Name	Initial Appointment Date	Recent Appointment Date	End of Tenure
Executive Directors	Suk Chae Lee	Jan. 2009	Jan. 2009	AGM 2012
	Sang Hoon Lee	Mar. 2009	Mar. 2011	AGM 2012
	Hyun Myung Pyo	Mar. 2009	Mar. 2011	AGM 2012
Non-executive Independent	Choon Ho Lee	Mar. 2009	Mar. 2009	AGM 2012
	E. Han Kim	Mar. 2009	Mar. 2009
	Jeung Soo Huh	Mar. 2009	Mar. 2009
	Chan Jin Lee	Mar. 2010	Mar. 2010	AGM 2013
	Jong Hwan Song	Mar. 2010	Mar. 2010
	Hae Bang Chung	Mar. 2010	Mar. 2010
	Hyun Nak Lee	Mar. 2011	Mar. 2011	AGM 2014
	Byong Won Bahk	Mar. 2011	Mar. 2011

Agenda Item No. 4

Election of member of Audit Committee

Pursuant to the Article 415-2 of Korean Commercial Code (Audit Committee) and Article 191-17 of Securities Exchange Act of Korea (Audit Committee), election of the members of the Audit Committee is hereby requested.

KT’s Audit Committee consists of three or more Non- executive and Independent directors.

At this Annual General Meeting of Shareholders, two members of the Audit Committee will be elected.

KT’s Board of Directors proposes two Directors to be introduced as new member of the Audit Committee.

Biographies of the candidates are as follows:

<Agenda Item No. 4-1> Hyun Nak Lee

The biography of Mr. Hyun Nak Lee is on page 22.

<Agenda Item No. 4-2> Byong Won Bahk

The biography of Mr. Byong Won Bahk is on page 23.

ø Limit on Exercising Voting Rights Regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of the audit committee. Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 7,296,378 shares) are not entitled to any voting rights exceeding the “3% limit”.

Agenda Item No. 5

Approval of Limit on Remuneration of Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Code and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of limit on remuneration for directors is required.

Pursuant to provisions of the Articles of Incorporation, a limit on remuneration for directors shall be approved at the Annual General Meeting of Shareholders.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of Non-Executive Independent Directors only. The committee has the duty to evaluate the performance of the CEO, based on the management contract with independent and non-executive directors. The committee also proposes the limit on remuneration of directors to the shareholders for approval.

The Limit on Remuneration of Directors is based on the Director’s salary, short-term & long-term performance based incentives, expected severance payment and allowance.

The Limit on Remuneration of Directors for 2011 proposed by the BOD is 6.5billion Won, the same as last year.

Although there are conditions that may increase the actual payment – promotion of an Executive Director, reelection of three Executive Directors that may cause severance payment increase - KT expects that the compensation for Directors would be managed within the limit.

Agenda Item No. 6

Amendment of Executives’ Severance Pay Regulations

Pursuant to Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of amendment of the rules on Severance Payment for Executive Directors is required.

Pursuant to Article 31 of Articles of Incorporation of KT, changes in severance payment for directors are subject to resolution of the General Meeting of Shareholders.

The proposed change for severance payment for Executive Directors has been drafted following the approval by the Evaluation and Compensation Committee, which is comprised of Non-executive Independent Directors only. This amendment is to make a ground rule to apply aggregated period of tenure for the purpose of calculating severance payment, in case Executive Directors are transferred among KT and its affiliates and subsidiaries including any entity that KT has invested in or may invest in or KT has or may have direct or indirect control over. The purpose is to promote active exchange of talents between KT and the KT affiliates to enhance performance and synergy. Korean companies generally offer severance payments that are calculated by multiplying service years as a director and the salary at the time of retirement. As a result, a director who has been transferred from KT to KT Affiliate or vice-versa might face disadvantages in severance payment if the period of tenure does not aggregate. This article amendment is expected to remove any setbacks on interactions of competent directors from active exchange within KT and KT affiliates.

The proposed amendment is as follows:

Before Amendment		After Amendment
New article	Article 5.1 (Exchange Executive Officers)

		In order to promote exchange of executive officers among KT and its affiliates and subsidiaries including any entity that KT has invested in or may invest in or KT has or may have direct or indirect control over (collectively as “KT Affiliates” and individually as “KT Affiliate”), an executive officer, for the purpose of calculating severance payments, may aggregate the periods of tenure at the former and current corporations of the executive officer. The foregoing provision, however, shall only be applicable if the severance payment of such executive officer has been transferred from the former corporation to the current corporation.

	‚	When an executive officer is appointed to one of the KT Affiliates, KT may, at the option of such executive officer, transfer the severance payment of such executive officer to the applicable KT Affiliate.

	ƒ	Paragraphs 1 and 2 above shall be applicable only if agreements exist with respect to the aggregation of periods of tenure and the transfer of severance payments between the relevant corporations.

< Appendix >

Appendix (2011. . ) (Date of Enforcement) This Rule shall be effective from the date of the resolution of General Shareholders Meeting.